Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION
Lightconnect, Inc.	California
BeamExpress, Inc.	Delaware
Paxera LLC	Delaware
OpTun Inc.	Delaware
Lightwave Microsystems Corporation	Delaware
Era Acquisition LLC	California
NeoPhotonics Corporation Limited	Hong Kong
NeoPhotonics (China) Co., Ltd.	PRC
Novel Centennial Limited	British Virgin Islands